12025574

UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Received SEC
MAR 16 2012
Washington, DC 20549

FORM 1-A /A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Received SEC
MAR 20 2012
Washington, DC 20549

IDAHO MUTUAL TRUST COMMUNITY FINANCE CO-OP, LLC,
a Delaware limited liability company
Formed: May 23, 2011
Fiscal Year End: December 31, 2011

Organized under the laws of	Pricing Standard Industrial Classification Code	Employer Identification
Delaware	6722	45-3018881

Address of the Company:
12594 W. Explorer Drive, Suite 100
Boise, Idaho 83713
(208) 287-3000

Registered Agent of the Company:
Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801
(302) 658-7581

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

FORM 1-A REGULATION A OFFERING STATEMENT
IDAHO MUTUAL TRUST COMMUNITY FINANCE CO-OP, LLC
TABLE OF CONTENTS

PART I
NOTIFICATION

PART 1—NOTIFICATION

Item 1. Significant Parties

(a) The Manager of Idaho Mutual Trust Community Finance Co-op, LLC, a Delaware limited liability company ("Issuer"), is IMTCFC, LLC, an Idaho limited liability company ("Manager"), 12594 W. Explorer Drive, Suite 100, Boise, Idaho 83713. Tom Buuck is the Manager of IMTCFC, LLC. There are no directors for either entity.

(b) The Members of IMTCFC, LLC, are Tom Buuck, 12594 W. Explorer Drive, Suite 100, Boise, Idaho 83713, and MJH Investments, LLC, an Idaho limited liability company, 6306 Primrose Street, Boise, Idaho 83704. Tom Buuck is a 90% owner of IMTCFC, LLC and MJH is a 10% owner of IMTCFC, LLC. Michael Hendrichs, 12594 W. Explorer Drive, Suite 100, Boise, Idaho 83713, is the sole member of MJH Investments, LLC. There are no officers for either entity.

(c) There are no general partners of the Issuer.

(d) The Manager owns 100 percent (100%) of the Issuer's Class A Membership Units.

(e) There are no beneficial owners of 5 percent of more of any class of the issuer's equity securities.

(f) Promoters of the Issuer are Tom Buuck, Manager and Member of IMTCFC, LLC, 12594 W. Explorer Drive, Suite 100, Boise, Idaho 83713; Michael Hendrichs, Member of MJH Investments, LLC, 12594 W. Explorer Drive, Suite 100, Boise, Idaho 83713; and IMTCFC, LLC, Manager, 12594 W. Explorer Drive, Suite 100, Boise, Idaho 83713.

(g) Affiliate of the Issuer is IMTCFC, LLC, 12594 W. Explorer Drive, Suite 100, Boise, Idaho 83713.

(h) Counsel to the Issuer is Scott A. Tschirgi of Scott A. Tschirgi, Chartered, 401 West Front Street, Suite 401, Boise, Idaho 83702;

(i) There will be no underwriter.

(j) There are no underwriter's directors.

(k) There are no underwriter's officers.

(l) There are no underwriter's general partners.

(m) There is no counsel to the underwriter.

Item 2. Application of Rule 262

(a) No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) No persons are subject to these provisions.

Item 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) Issuer's securities will not be offered by underwriters, dealers or salespersons in any jurisdictions. Issuer shall be responsible for sales of the securities.

(b) Issuer's securities are to be offered for sale by Issuer in the following jurisdictions: Idaho, California, Washington, Oregon, Montana, Wisconsin, and Missouri.

Item 5. Unregistered Securities Issued or Sold Within One (1) Year

(a) With the exception of the issuance of Class A Units to the Manager, IMTCFC, LLC, an Idaho limited liability company, upon formation of the Company, there have been no unregistered securities issued or sold by the Issuer or any of its parent companies, subsidiaries, or affiliates within one (1) year prior to the filing of this Form 1-A ("Offering Statement").

Item 6. Other Present or Proposed Offerings

Neither the Issuer nor any of its parent companies, subsidiaries, or affiliates are currently offering or contemplating the offering of any securities in addition to those securities covered by this Form 1-A.

Item 7. Marketing Arrangements

(a) There is no arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling securityholder in the offering covered by this Form 1-A, to limit or restrict the sale of securities of the same class as those to be offered, to stabilize the market for the securities, or for withholding commissions or hold any dealers responsible for distributions.

(b) There is no underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

No experts are named in the offering statement as having prepared or certified any part thereof or employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of Solicitation of Interest Document

No publication authorized by Rule 254 was used prior to the filing of this Offering Statement.

PART II
OFFERING
CIRCULAR

IDAHO MUTUAL TRUST COMMUNITY FINANCE CO-OP, LLC

a Delaware limited liability company

Organized under the laws of Delaware	*Pricing Standard Industrial Classification Code* **6722**	*Employer Identification Code EIN # 45-3018881*

12594 W. Explorer Drive, Suite 100
Boise, Idaho 83713
(208) 287-3000

October 21, 2011

5,000,000 Class AAA LLC Membership Units

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

IT IS EXPECTED THAT THE SALE OF CLASS AAA LLC MEMBERSHIP UNITS TO THE PUBLIC WILL COMMENCE ON ____________________.

Investing in our Class AAA LLC Membership Units involves risks. See "risk factors" beginning on page 11.

DISTRIBUTION SPREAD

	Price to Public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per Unit Total	$5,000,000.00	none[1]	$5,000,000.00[2]
	Price to Public	Underwriting discount and commissions	Proceeds to issuer or other persons
Total Minimum	$500,000.00[3, 4, 5]	None	$500,000.00
Total Maximum	$5,000,000	None	$5,000,000.00

[1] A finder's fee of .05% may be paid annually to financial advisors who are registered broker dealers. See discussion on page 35.

[2] Expenses associated with this Offering are to be paid by IMTCFC, LLC, an Idaho limited liability company ("IMTCFC") which is the Manager of Idaho Mutual Trust Community Finance Co-op, LLC; IMTCFC, LLC, shall be reimbursed out of net profit of Idaho Mutual Trust Community Finance Co-op, LLC. There is a $100,000 limit on the reimbursement of Offering expenses.

[3] If the minimum of $500,000.00 is not raised by November 1, 2012, this offering will terminate as of such date ("Offering Termination Date") and investor's fund will be returned to them with interest earned as detailed below.

[4] Funds raised up to but not exceeding the Total Minimum of $500,000.00 will be held in escrow by Home Federal Bank ("Home Federal"), an Idaho corporation, with its headquarters located at 3405 East Overland Road, Meridian, Idaho 83642, and who provides escrow services. Home Federal shall hold the proceeds in a Money Market Account until the Total Minimum is raised. The funds held in such account shall earn the bank's standard interest rate for money market accounts. If the Total Minimum is not reached by the Offering Termination Date the funds raised will be returned to the original investors along with the applicable money market rate of interest earned on each investor's original investment. If the Offering is terminated for any reason, funds raised will be returned to the original investors.

5.. The subscriptions for Class AAA units are irrevocable.

SUMMARY DESCRIPTION OF OUR BUSINESS AND OFFERING

Idaho Mutual Trust Community Finance Co-op, LLC, a Delaware limited liability company (the "Company") organized on May 23, 2011, for the purpose of creating, funding, and managing a capital fund to be used to loan money to entities or individuals primarily in the Pacific Northwest. The Company is a manager managed limited liability company. The manager is IMTCFC, LLC, an Idaho limited liability company (the "Manager"). The Company has not yet conducted any business.

The loans to be made by the Company will be secured by a security interest in commercial real estate ("Loan or Loans"). The Loans will be made primarily to builders, real estate professionals, small businesses, and borrowers with real estate or construction related experience. Loan terms will usually have a maturity of twenty-four (24) months or less. Interest charged will usually be between 6% and 12%. The Company is offering 5,000,000 Class AAA LLC Membership Units at a price of $1.00 per membership unit. The Class AAA LLC Membership Units ("Class AAA Unit(s)") represent 100% of the equity to be offered ("Offering"). The par price of $1.00 is an arbitrary figure. There is no basis or market price established for the unit values. There is no active market for the sale of Class AAA units. Class AAA unit holders should expect that transfer of units will be limited and restricted. The minimum offering amount is set at $500,000. The Manager and members of IMTCFC, LLC and MJH Investments, LLC have the right to purchase any amount of Class AAA units offered; however they are not obligated to purchase any amount of Class AAA units. The Manager and members of IMTCFC, LLC and MJH Investments make no guarantee as to the extent of their participation in the offering. The Manager, either by itself or through its members or through one of its affiliates, projects to purchase between 50,000 – 4,500,000 of the Class AAA units. Once the minimum is met, all funds will be released to the Company and the Manager will have access to all of the funds. If the minimum of $500,000 is not met by November 1, 2012 then the offering will terminate. The capital contributed by an investor will be part of a fund used exclusively to: 1) make loans secured by mortgages or deeds of trust; 2) hold in money market funds; or 3) invest in real estate. The Company anticipates that the Class AAA Units will earn the greater of 5% annual return on equity invested or 80% of the net income earned in the fund for the term of the fund (see Pro Forma for anticipated results); however, the Company does not guarantee that the Class AAA unit holders will earn any return or even that their original investment will be returned. All subscriptions of Class AAA units are irrevocable.

No new Loans will be funded after the expiration of the Offering or December 31, 2016, whichever is later. Equity will be returned to investors based on their pro-rata share of Class AAA Units as Loans mature and are paid off by the borrower and assets of The Company are sold after December 31, 2016. The amount of time to return equity could be increased if a non performing Loan needs to be renegotiated; foreclosure proceedings need to be enforced; or the liquidation of underlying asset securing a non-performing note is required. We believe this could increase the timing of final returns of equity to Class AAA Unit investors by twelve (12) months or more. Investors in the Offering will receive quarterly earnings reports and distribution payments based on the returns of the Loan portfolio. Quarterly earnings reports and distribution payments will be sent to investors no later than thirty (30) days following the end of each quarter. There is not a redemption of principal provision in the subscription documents so investors should not expect any return of principal until the expiration of the fund which is established at December 31, 2016. The Company does reserve the right to return any Class AAA principal at any time at the sole discretion of the Company.

FORWARD-LOOKING STATEMENTS

When used in this document, the words "believe," "anticipate," "plan," "expect," and similar expressions are intended to identify, in certain circumstances, forward-looking statements. These statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to the risks described in the risk factors section below. Given these uncertainties, prospective investors and the readers of this Offering are cautioned not to place undue reliance on such forward-looking statements. Neither the Manager nor the Company is obligated to update these forward-looking statements.

The Class AAA LLC Member Units covered by this document involve a high degree of risk. In evaluating the merits of this investment, each prospective investor should consider carefully the following risk factors discussed below in addition to the information provided elsewhere in this Offering Circular.

RISK FACTORS OF OUR BUSINESS

1. New venture. We **are a new entity with no operating history and profitability.**

We are a new entity with no operating history. We are subject to the risks involved with any speculative new venture. No assurance can be given that we will be profitable. The Company is mitigating this risk by contracting with Idaho Mutual Trust to provide loan originations, loan processing, and loan servicing functions. Idaho Mutual Trust has handled over 415 loans totaling approximately $170 million during the past seven (7) years.

2. As a Company, our earnings are largely dependent upon general business, economic and political conditions. Changes to interest rates, inflation, monetary policy, capital markets, and general economies could adversely affect our performance by causing defaults on loans which will decrease the operating cash flow of the company.

Earnings are impacted by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, monetary policy, fluctuations in both debt and equity capital markets, changes in regulations and the strength of the United States' economy and the local economies in which we operate. Business and economic conditions that negatively impact household incomes or business earnings could decrease the demand for our products and services and increase the number of customers who fail to pay their Loans.

3. Current negative economic and market developments may adversely affect our industry, business, results of operations and access to capital. Potential declines in payment patterns, miscalculation of loan losses, credit worthiness, property valuations, timing of loan payoffs and increased regulation could effect our results. Investor capital could also be adversely affected from lesser liquidity created with general declines in investor portfolios as a result of declining asset valuations.

Dramatic declines in the housing market and commercial real estate market over the past three (3) years, together with falling real estate prices, increasing foreclosures and rising unemployment, have resulted in significant write-downs of asset values by many financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs began with mortgage-backed securities, but have spread to other assets and in turn have caused many financial institutions to seek additional capital in order to merge with larger and stronger institutions. In some cases, the additional capital has not kept lenders from failing. Reflecting concern about the stability of the financial markets in general and the strength of counterparties, many lenders and institutional investors have ceased to provide or have reduced funding to even the most creditworthy borrowers and to other financial institutions. This has resulted in a lack of available credit and a lack of confidence in the financial markets; which could have a materially adverse ripple effect on our access to capital, our operations and our financial condition. In particular, we may face the following and other risks in connection with these events:

A. Market developments may affect borrower confidence levels and may cause declines in payment patterns on our Loans, causing delinquencies and defaults.

B. The processes we use to estimate inherent losses may no longer be reliable; because the processes rely on complex judgments, including forecasting economic conditions, and these judgments may no longer be capable of providing accurate estimates.

C. Our ability to assess the credit worthiness of our customers may be impaired if the models and approaches we use to select, manage, and underwrite our loan customers becomes less precise and unable to predict possible future charge-offs.

D. The values of the real estate collateral supporting many construction, land, commercial, and lot acquisition Loans have already declined and may continue to decline.

E. Our ability to demand payoffs from borrowers, attract capital or sell Loans on favorable terms could be adversely affected by further disruptions in the capital markets or other events, including the actions of regulatory agencies.

F. We expect the scope of financial regulation to increase. Compliance with such regulation may substantially increase our operating costs, limit our ability to pursue business opportunities in a timely manner, and reduce or limit our profits.

4. Market volatility could adversely affect us potentially limiting ability to access capital.

The capital and credit markets may experience volatility and disruption that could cause asset values to decline and make credit less available for certain entities. Capital and credit markets may base their lending decisions on unfounded rumors surrounding some companies or without careful regard for companies underlying financial strength. There can be no assurance that we will not experience an adverse affect, which may be material and reduce our ability to access capital, which will in turn negatively impact our business operations and ultimately our financial condition.

5. The financial services industry is subject to extensive regulation, which is undergoing major changes. Legislation could change costs of doing business, change the competitive balance in the banking sector, and adversely affect global economic conditions. If government made it less restrictive to file a Reg A offering making it more competitive to raise private money for a similar loan fund it could potentially adversely affect us. If government grand-fathered in more restrictive legislation it could make it more costly for the Company to conduct its business and fund its loans and decrease returns for investors.

As a financial services firm, we may be subject to financial services laws, regulations, company governance requirements and administrative actions and policies in each location in which we operate. In the past two (2) years, global regulatory and legislative efforts have generally focused on reforming and restructuring the regulations impacting financial institutions and the financial services industry. This has resulted in the implementation of numerous actions and programs by the Federal Reserve, the Congress, the Treasury, the FDIC, the SEC and others to address the liquidity, market and credit crisis that followed the sub-prime meltdown that commenced in 2007. These regulations may have a substantial impact upon our financial services company.

Various legislation, including recently enacted programs and new proposals to change the financial institution regulatory system, further regulation of the real estate lending market in the United States, and the expanding or contracting powers of banking institutions, bank holding companies or non-bank competitors may be introduced to Congress from time to time. Legislation may change financial institution statues and the Company's operating environment in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities, affect the competitive balance among banks, savings associations, credit unions and other financial institutions or adversely impact global economic conditions. We cannot predict whether any legislation will be enacted and if enacted, the affect that it would have on our operations or our financial condition.

6. The soundness of other financial institutions could adversely affect us because we rely upon business counterparties performing on their commitments to us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial services institutions. Financial services institutions are interrelated as a result of trading, escrow, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties. We routinely execute transactions with counterparties in the financial services industry, including title companies, commercial banks, mortgage companies and banks, insurers, bonding companies, and other institutions which results in a significant credit concentration with respect to the financial services industry overall. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry in general, has led to market-wide liquidity problems, defaults by other lending institutions and could lead to similar problems for our company.

7. A continued downturn in local economies or real estate markets would negatively impact our business by potentially increasing in loan delinquencies, decreasing borrower credit quality, decreasing property valuations, and negatively affecting marketability of real estate.

Because we primarily serve individuals and businesses located in Idaho and the Northwest, a significant portion of our total Loan portfolio is originated in and secured by real estate in Idaho or the Northwest. Consequently, our results are impacted by the economic and business conditions in Idaho and the Northwest.

Continuing deterioration of the local economic and business conditions has caused, among other things, increases in Loan delinquencies, as well as decreases in the following: credit quality; real estate property values; and the marketability of real estate. A continued weakening of the real estate market or employment levels in Idaho and the Northwest could also cause increases in the number of borrowers who default on their Loans and cause a reduction in the value of the collateral securing their Loans, which in turn could have an adverse affect on our asset quality and profitability.

8. Environmental factors or natural disasters could affect us by damaging the property we hold as collateral to the point that clean up costs could exceed borrower or insurer capacities.

Any adverse economic or business developments could be compounded by environmental factors, natural disasters or civil disturbances, such as earth quakes, hurricanes, floods, eruptions or riots could result in uninsured damage and losses in the value of the real estate that secures our Loans. These occurrences which are outside of the Company's control could also negatively affect borrowers' ability to make principal and interest payments on the underlying Loans. Furthermore, current uncertain geopolitical trends and negative economic trends including uncertainty related to economic growth, financial markets, government spending, bank regulation, partial or full nationalization of competitors and increased unemployment, may negatively impact businesses in our markets.

If upon foreclosing on real property which secures a Loan, our company may become liable for cleanup of hazardous waste on the property. Even though we might be entitled to indemnification from the person that caused the contamination, there is no assurance that the responsible person would be able to indemnify us to the full extent of any such liability. Furthermore, such environmental cleanup may create additional court and administrative expenses which our company may not be indemnified against. While the short-term and long-term effects of these events remain uncertain, they could adversely affect general economic conditions, consumer confidence, and market liquidity or result in changes in interest rates, all of which could have a negative impact on banking and our company.

9. Our Loan originations are highly concentrated in certain types of Loans within local geographic areas. Performance on our loans will be largely dependant on the Northwest economy and real estate conditions. Deterioration to any concentrated loan type or the Northwest economy could adversely affect the performance of our loan portfolio.

Our Loans are secured by real estate and personal guarantees from Idaho and the Northwest. A significant portion of our Loans are construction, property acquisition, and commercial real estate Loans. Our ability to continue to originate such Loans may be impaired by adverse changes in the local and regional economic conditions. The value of the real estate markets in this area may decline, the sources of funds may diminish and the area may be affected by damaging acts of nature. Due to the concentration of real estate collateral in these areas, these events could have a material adverse impact on the value of our collateral, resulting in losses, delinquencies, and possibly Loan defaults. As a result, the conditions in Idaho and the Northwest's real estate markets and economy can materially impact the ability of our borrowers to pay their Loans; while also affecting the value of the collateral securing such Loans. Our company would be negatively impacted if customer demand for Loans in Idaho and the Northwest declined as a result of a weakened regional economy in this area.

We have identified real estate, construction, land development, and commercial real estate Loans primarily in the Northwest where economic activity is based heavily on mining, timber, agriculture and technology and are therefore areas which can be subject to economic downturns. Many of these types of Loans carry greater risk of payment default and loss than many other classes of Loans. In the event of defaults increase substantially over present levels, our interest income would decrease, operating expenses would increase and as a result our earnings would be reduced.

10. Real estate secured loans involve more liquidity risk because commercial real estate assets typically have a 6-12 month sales period and cannot be expected to liquidate within 24 hours.

Real estate secured Loans generally involve a higher degree of risk than other types of financing, primarily because the collateral may be difficult to obtain or liquidate in the event of default. If a commercial real estate loan is not performing there are several different avenues to remain whole on the loan balance and interest due. Some of the methods used to remain whole on the loan in place include short sales, deed in lieu of foreclosure, loan modifications and/or extensions and foreclosure. All instances of non performance create additional processes and procedures creating additional time to liquidate the underlying collateral or loan. Even if the property is performing but the loan is maturing there may be additional timing to payoff the existing loan from a refinance and/or sale of the real estate collateral. Construction lending is subject to risks, including, but not limited to, construction delays, cost overruns, fraud, insufficient collateral or declines in collateral values, an inability of the borrower to sell the collateral and the inability to obtain permanent financing in a timely manner. Commercial and construction loans are typically more expensive to originate than other real estate loans. As a result, our operating expenses are likely to rise if we increase our lending in these areas or the market for commercial and construction loans continues to experience further deterioration. Additionally, because of our business mix, we are likely to experience higher levels of Loan losses in these areas than we would if our business plan emphasizes Loans with less risk. There can be no assurance that our business strategy will be successful or that our Loan portfolio yields will sufficient to offset high levels of expense and losses from commercial and construction Loans.

11. Liquidity disruptions in the financial markets. If investors or borrowers can not access or have declining levels of liquidity it may adversely affect our ability to attract investor funds and lines of credit and to attract borrowers with sufficient down payment funds or sufficient funds to payoff loans when due.

Financial liquidity has been disrupted as the credit quality of real estate assets in the United States has deteriorated over the past three (3) years. This has been caused by a number of factors, including slowing real estate sales, increased levels of real estate inventories, mortgage delinquency rates nationally, and questionable business practices among certain mortgage originators and financial institutions. This has led to a general decrease in credit quality nationally and has adversely impacted capital markets in real estate. As a result there has been a broad-based liquidity shortfall throughout the global financial system and financial markets have had an aversion to risk. This has cause a decline in real estate credit availability. Accordingly, some of our Loans, collateral values and other assets may be affected by difficulty in obtaining credit. This could lead to additional borrower expenses associated with obtaining Loans and more losses for our company.

12. If the allowance for Loan losses is not adequate to cover actual Loan losses, our earnings will decrease thereby decreasing the return we can pay to investors.

The risk of nonpayment of Loans is inherent in all lending activities. Loan nonpayment, if it occurs, would negatively impact our earnings and our overall financial condition. The actual amount of future provisions for Loan losses cannot be determined ahead of time. We may not allocate sufficient funds to account for such Loan defaults and the amount of Loan nonpayment may substantially exceed amounts incurred in the historical past periods for companies similar to ours. The calculation for loan loss reserve included in the Proforma Financial Statement Section F/S is arbitrary and may differ from actual results.

13. We are subject to liquidity risk. Lack of liquidity could affect our ability to accommodate liability maturities, distribution withdrawals, contract obligations, fund asset growth, and new business transactions.

Market conditions, failure of counterparties or other events could negatively affect the level or cost of liquidity. This liquidity risk could affect our ongoing ability to accommodate liability maturities, to allow distribution withdrawals, to meet contractual obligations, to fund asset growth, and participate in new business transactions at a reasonable cost and in a timely manner without adverse consequences. Although our management group has implemented strategies to maintain sufficient and diverse sources of funding for our company to accommodate for substantial, unexpected and/or prolonged changes in the level or cost of liquidity, the lack of liquidity and cost of liquidity could have a material adverse affect on our cash flow, ability to operate smoothly and our company's financial condition.

14. Changes in market interest rates could adversely affect our earnings. Increased competition could adversely affect loan pricing including net interest income.

Changes in real estate market interest rates impact the level of Loans in our portfolio; the credit profile of existing Loans; and the rates received on new Loans. One of our primary sources of income from operating our company is net interest income. Net Interest Income is equal to the difference between the interest income received on interest-earning assets and the expense incurred in connection with interest-bearing liabilities. These rates are sensitive to many factors beyond our control, including domestic and foreign economic conditions and the monetary and fiscal policies of governmental and regulatory authorities. Our net interest income could be significantly affected by changes in market interest rates.

15. Current or elevated levels of competition may continue to adversely affect our ability to attract and retain customers. Because we have fewer financial and other resources than many of the institutions with which we compete, we may be limited in our ability to attract customers.

Banking and financial services businesses in our markets are competitive. Competition in the banking, real estate, and finance industries may limit our ability to attract and retain customers. We face competition from banking and financial institutions, financial service companies and out-of-state financial intermediaries that have opened Loan production offices within our market areas. There has been a general consolidation of financial institutions in recent years, which has resulted in new and sometimes larger competitors in our market areas, who may have greater resources which provides these companies with a greater marketplace advantage. There has also been a significant amount of recent financial innovation that has led to the creation of new products and services that are competitive to those we offer. This may pressure us to reduce our underwriting criteria or consider less favorable pricing.

Since our competitors include major financial companies whose greater resources sometimes provide them with a marketplace advantage. Areas of competition include interest rates on Loans and deposits, staffing, and the range and quality of services provided. Because we have fewer financial and other resources than many of the institutions with which we compete, we may be limited in our ability to attract customers.

16. Loan payoff. The failure of our company to receive timely and complete payoffs for its current and future Loan portfolio will adversely affect the repayment of the original capital of all Class AAA Units investors.

The failure of our company to receive timely and complete payoffs for its current and future Loan portfolio will adversely affect the repayment of the original capital of all Class AAA Units investors. Borrowers may be faced with a decline in buyer demand for real estate, and elimination or reduction in refinance options, both of which will adversely affect their ability to pay off the Loans in a full and timely manner, which would decrease our profits.

17. Borrower credit deterioration. The Borrowers credit could deteriorate during the term of the loan which could adversely affect the loans performance and cause us to incur losses.

We strive to insure that initial borrowers' or guarantors' FICO credit scores are 700 or greater at time of funding. However, during the term of the Loan, the credit of any borrower or guarantor may deteriorate to levels below 700 and may in fact file bankruptcy. In those cases, our risk of incurring losses due to legal costs, transaction costs, holding costs and improvement costs increases.

18. Allowance for Loan losses. If actual loan losses are greater than anticipated it could have a material adverse affect and impair the financial condition of the fund.

A significant source of risk for our company arises from the possibility that losses could be sustained because borrowers, guarantors, and related parties may fail to perform in accordance with the terms of their Loans. While we expect to make reasonable provisions for Loan losses based upon general market conditions, our loss history, market outlook, and the overall risk level of our portfolio, we may have unexpected losses that could have a material adverse affect on our business operations, cash flow and overall financial condition. Unexpected losses may arise from a wide variety of specific or systemic factors, many of which are beyond our ability to predict, influence, or control.

The appropriate level of Loan loss allowance is difficult to determine and the process is based on numerous assumptions. The amount of future losses is susceptible to changes in the economic environment and other conditions beyond our control. These Loan losses may exceed our capital reserve accounts and we may have adequate funds to cover actual Loan losses. Future provisions for Loan losses could materially and adversely affect our business, its operations, cash flow, financial condition, and ability to make returns to investors.

19. Title and casualty insurance. We rely on title insurance carriers assurances for clear title. Errors in title insurance could impact the market value of real property securing our loans. If title is not clean than additional costs may be incurred and adequate security for our loans could be jeopardized. Insufficient insurance coverage and random acts of nature could adversely affect real property securing our loans. If uninsured or underinsured and a casualty were to occur it could impair the value of the real estate securing our loans.

Our Company's goal is to obtain a first lien position in the real estate upon which a Loan is made. Our ability to obtain a first lien position may be jeopardized by prior owners, suppliers, subcontractors, easements, and other lien claimants and other errors. We solely rely on title insurance carriers to provide assurance and insurance for any and all disputes regarding title and insuring our rights to foreclosure and obtaining the first proceeds from any sale of the real property. Not all insurance policies insure against defects that are disclosed as title exceptions in the title commitment or against prescriptive rights, persons with unrecorded interests in the real estate, survey errors, and similar defects that do not appear on the public real estate records. Such errors in the title insurance could adversely impact the market value of the real property securing a Loan.

Borrowers will be required to obtain, for the Company's benefit, insurance covering the property and any improvements to the property collateralizing the Loan. The insured amount is intended to be sufficient to cover the cost of replacement in the event of a casualty. However, the amount of insurance coverage maintained for any property may not be sufficient to pay the full replacement cost following a casualty event. In addition, the rent loss coverage under such an insurance policy may not extend for the full period of time a tenant may be entitled to rent abatement or that may be required to completely restore real property following a casualty event. Moreover, there are certain types of losses, such as those arising from earthquakes, floods, hurricanes and terrorist attacks, that may be uninsurable or that may not be economically insurable. Changes in zoning, building codes and ordinances, environmental considerations and other factors may make it impossible for the borrower or our Company, as the case may be, to use insurance proceeds to replace damaged or destroyed improvements at a property. If any of these or similar events occur, the amount of insurance coverage may not be sufficient to replace a damaged or destroyed property, or sufficient to repay the full amount due on all Loans collateralized by such property. As a result, the value of the real estate may decline and our Company's financial position in the market could decline.

20. Risk of Fraud. Fraudulent Borrowers may lead to insufficient collateral coverage on our loans and loan payment delinquencies.

Although we will have underwriting procedures to protect against fraud and title insurance policies may provide insurance coverage in some situations, there is some risk that a potential borrower will defraud us in connection with a Loan. In such situations we may have no real property or other collateral securing repayment of a Loan, and we may only have recourse against the defrauding parties who may own limited assets. In such situations, we may incur significant losses in connection with Loans that were extended based upon borrower's misrepresentations and potentially fraudulent statements.

21. Transaction structure risks. Lack of sufficient returns from our loan portfolio could force liquidation of real property at lower than normal market valuations.

While we have created a structure that places the Class AAA Unit holders with having a first priority payback and a first priority earnings distributions, there are numerous risks based upon the structure of this transaction. For instance, our ability to cover operating expenses and ultimately to repay the original principal invested by Class AAA Unit holders depends, in significant part, upon our ability to maintain a performing Loan portfolio that generates a return that is greater than its expenses. If we are unable to generate sufficient cash flows from our assets, then our assets may need to be liquidated in a distressed sale which will result in significantly lower realized proceeds than the book value of our assets. We believe, but cannot guaranty, that the liquidation value of our assets will be sufficient to repay Class AAA Unit holders their investment.

22. Reliance on Manager to make decisions. The loan portfolios performance will largely be reliant on IMTCFC, LLC management of the fund.

The Manager, IMTCFC, LLC, determines the management of the Company and its policies with respect to its activities, including its strategy for funding Loans, operating policies, and selling real estate. These policies may be changed from time to time at the discretion of the Manager without a vote of the Class AAA Unit holders. Class AAA Unit holders will not be permitted to take part in the management of the Company. Prospective investors should not invest in the Company unless they are willing to entrust the selection, negotiation, and consummation of investments in Loans and the sale of real estate to the Manager. Prospective investors must be willing to bear the risk that the terms of the Loans in which we may acquire an interest cannot be identified at this time. Therefore, investors will not be able to evaluate the merits of the individual Loans which we may acquire an interest in the future. In particular, investors must understand that the rate of return on their investment in such Loans is not known at this time; but such return is projected to be between 6% and 12%.

23. Conflicts of interest. There is common ownership with IMTCFC, LLC and Idaho Mutual Trust, LLC. If management of IMTCFC, LLC does not focus sufficient attention and diligence to the fund due to its relationship with Idaho Mutual Trust, LLC it could negatively impact the performance of the fund.

The Manager, and its affiliates, engage in other activities outside of the Company that could cause conflicts of interest. The principals of the Manager, and its affiliates, are employed independently by the Company and are engaged in activities other than this Offering. Tom Buuck has ownership interests in IMTCFC, LLC and Idaho Mutual Trust (the third-party party service company operating the Company's fund). The Company, and its affiliates, will have conflicts of interest in allocating time, services, and functions between various existing and future enterprises. The Manager's affiliates may organize other business ventures that may compete directly with the Company. Further, the Company and its affiliates have common ownership and management personnel which may result in material conflicts of interest to the possible detriment of the Class AAA Units. It should also be noted Idaho Mutual Trust will be used for the Offerings' Loan processing and Loan servicing. Tom Buuck is the Chief Credit Officer and Principal of Idaho Mutual Trust. Michael Hendrichs has ownership interests in IMTCFC, LLC and provides commercial Loan brokerage services on behalf of Idaho Mutual Trust.

The Key Persons of the Company will not devote their entire time on Company affairs. The Key Persons own, manage or are otherwise involved in multiple entities that require their time.

24. Additional debt. IMTCFC, LLC, may use a line of credit collateralized by the loan portfolio to improve investor returns. If property valuations decline below the loan amount given by fund loans then senior loan rights may negatively impact our collateral position.

We may enter into an agreement with another financial institution to provide a line of credit for purposes of funding new Loans or for funding value enhancements for real estate we own. If a line of credit is obtained, it will be secured by the Company's Loan portfolio or by other assets of the Company based on a low leverage ratio (debt-to-worth ratio) of no greater than 0.20:1.0. For example, if the equity of the Company is $1,000,000.00, then the maximum line of credit available to the Company would be $200,000.00. Any debt would be no recourse as required by the Class AAA Unit holders of the Company. Any recourse related to a line of credit would be provided by the members of IMTCFC, LLC and not by any Class AAA Unit investors of the Company. The line of credit issuer may have certain rights in its loan documents that provide it with senior claim rights against the Company's assets which would negatively impact the equity value of the Class AAA Unit holders in the event the debt was defaulted or if the Company was required to liquidate its assets to pay the debt in full within in a short period of time.

25. Limited liquidity; absence of public market; market value. There can be no assurance, and it is unlikely, that a secondary market for the Class AAA Units will develop. If the Manager of the fund or any other investors are unwilling to purchase an investors ownership from an investor wanting to sell then there could be a discount needed to provide liquidity for the investment.

The Class AAA Units will not be listed on any national securities exchange or included for quotation through an inter-dealer quotation system of a registered national securities association. The Class AAA Units constitute new issues of securities with no established trading market. Furthermore, it is not anticipated that there will be any regular secondary market following the completion of the Offering of the Class AAA Units. Therefore, an investment in the Class AAA Units should be considered nonliquid. In addition, even in the unlikely event that a secondary market for the Class AAA Units were to develop, no assurance can be given that the initial offering prices for the Class AAA Units will continue for any period of time. The market value of the Class AAA Units might be discounted from their initial offering prices, depending on prevailing interest rates, the market for similar securities, and other factors. Accordingly, the Class AAA Units should be purchased for their projected returns only and not for any resale potential, which may or may not exist.

26. Risk of Company's related party lending and thin capitalization. We will not have sufficient assets beyond our interest in the secured Loans we make, if any, to make payments on the Class AAA Units.

A. We are a newly formed Delaware Limited Liability Company formed to issue the Class AAA Units and provide secured financing for investments in real estate. Since we are newly formed, it is thinly capitalized. Because of the thin capitalization, we will not have sufficient assets beyond our interest in the secured Loans we make, if any, to make payments on the Class AAA Units.

B. The Company will not lend money to any individuals who are members of the Manager or members of entities of the Manager. However, the Company may lend money to affiliate companies or other companies referenced in this Circular under terms and conditions equal to more or more stringent than regular underwriting guidelines and policies stated in paragraphs B, C, and D of section 2 below and at rates equal to or higher than the average weighted interest rate charged to borrowers in the entire portfolio of loans held by the Company

27. Absence of Class AAA Unit rating. No debt rating is anticipated for comparison purposes.

We have not applied and do not intend to apply to any creditworthiness rating agency for a rating on the Class AAA Units. Therefore, any comparison made or conclusion drawn regarding the nature and type of the Class AAA Units, as opposed to a rated debt obligation, would be made at the risk of each prospective investor.

28. Absence of third-party registrar and trustee. Reliance is on the Manager to invest proceeds wisely and profitably.

We, as the designated registrar, will maintain the Class AAA Unit Register and record all transfers of Class AAA Units. There will not be any third-party trustee for the Class AAA Units. Class AAA Unit holders will rely upon the Manager to invest the Class AAA Unit proceeds wisely and profitably.

29. A general economic downturn, regional economic softness or properties securing the Loans could adversely affect the economic performance of our Loans. Operating performance of real property could be affected by economic conditions which could impact related debt service and/or property value upon foreclosure.

Prospective Class AAA Unit holders should be aware that periods of weak economic performance in the United States could adversely affect the real properties that secure our Loans. In addition, softness in a regional or state economy could materially and adversely impact the actual or projected rental rates and operations of properties in that area. Therefore the ability to sell these properties on favorable terms may decline. If the tenants in the real properties securing our Loans do not renew or extend their leases or if such tenants terminate their leases, our operating expenses for these properties would increase because tenants would not reimburse us for such expenses and any revenue generated by these properties would end. We would consider these properties to be expenses or liabilities rather than assets.

30. Private offering and liquidity risks.

A. Maximum Proceeds May Not Be Raised. A minimum of $500,000 will be needed until the fund breaks escrow and begins investment activity. During the escrow time period funds will earn the going money market rate of interest. If $500,000 is not raised by November 1, 2012, all monies will be returned to the investors.

We are seeking gross proceeds from this Offering of a minimum of $500,000.00 and up to a maximum of $5,000,000.00 ("Maximum Offering Amount"). There can be no assurances that the Maximum Offering Amount will be raised. We may terminate the Offering at any amount below the Maximum Offering Amount in our sole discretion. Initial proceeds from the first $500,000.00 ("Minimum Offering Amount") raised will be held in escrow and will earn a money market rate of return until the Minimum Offering Amount is reached. If the Minimum Offering Amount is not reached by November 1, 2012, then the initial proceeds will be returned to investors with accrued money market interest.

B. Determination of Class AAA Unit Price. The $1.00 unit price has been arbitrarily determined and is not related to book value or earning valuations.

The purchase price of the Class AAA Units has been arbitrarily determined and is not the result of arm's-length negotiations. The price of the Class AAA Units was determined primarily by the capital needs of the Company and bears no relationship to any established criteria of value such as book value or earnings of the Company, or any combination thereof. Further, the price of the Class AAA Units is not based on past earnings of the Company. No valuation or appraisal of the Company's potential business has been prepared.

C. Regulation A and Blue Sky.

The Class AAA Units are being offered in reliance with Regulation A of the Securities Act of 1933. If the Manager or the Company should fail to comply with the requirements of Regulation A, Class AAA Unit holders may have the right to rescind their purchase of the Class AAA Units. This might also occur under the applicable state securities or "Blue Sky" laws and regulations in states where the Class AAA Units will be offered. If a number of Class AAA Unit holders were successful in seeking rescission, the Company and the Manager would face severe financial demands that would adversely affect the Company as a whole and, thus, the investment in the Class AAA Units by the remaining Class AAA Unit holders.

D. No Legal Representation of Class AAA Units.

Counsel for the Company in this Offering is representing the Company, the Manager, and their affiliates, and does not represent and shall not be deemed under the applicable codes of professional responsibility to have represented or to be representing any or all of the Class AAA Units in any respect.

E. Loss on Dissolution and Termination.

In the event of dissolution or termination of the Company as provided in the operating agreement of the Company, the proceeds realized from the liquidation of the Company's assets will be distributed among the Class AAA Unit holders, members, and certain amounts owed to the Manager, or its affiliates, but only after the satisfaction of the claims of the Company's third-party creditors. The ability of a Class AAA Unit holder to recover all or any portion of their investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from the liquidation and the amount of claims to be satisfied there from. There can be no assurance that the Company will recognize any gains or realize net proceeds from the liquidation of such assets.

F. Limitation of Liability/Indemnification of the Manager.

The Manager, and its attorneys, agents, and employees will not be liable to the Company or its members for errors of judgment and other acts or omissions not constituting gross negligence or willful malfeasance as a result of certain indemnification provisions in the operating agreement of our Company. A successful claim for indemnification would deplete our assets by the amount paid.

G. Potential Losses from Operations.

In the event of losses from operations, the Manager will determine if it is a short term event or viewed as a long term issue created from market conditions. If losses are determined to be short term, the Manager will attempt to continue to operate the fund as described with the expectation of adequate performance. If losses are determined to be long term in nature (greater than one (1) year) the Manager will seek the best opportunity to make the investors whole. Potential solutions may include restructuring of credit facilities, deed in lieu of foreclosure, foreclosure, sale of the notes, and sale of securitized assets.

31. We may not be able to replace key members of management or attract and retain qualified employees in the future. The loss of key personnel without replacement of similar skill sets and performance could adversely affect us.

Our ability to succeed relies extensively on the experience, relationships and expertise of the members of IMTCFC, LLC. We depend on existing management and third-party servicers to carry out our business strategies. There can be no assurance that these individuals will remain employed by or associated with the Company, or otherwise continue to be able to carry on their current duties throughout the term of this Offering. The loss of key management and/or Idaho Mutual Trust as a third-party servicer could impact the performance of the Company's fund. The Offering's performance is largely dependent on the extensive real estate and loan experience of the individuals as described in the Directors, Executive Officers, & Significant Employees section below. The loss of the services of key management personnel, third-party servicers, or the ability to recruit and retain qualified employees in the future, could have an adverse affect on our operations and/or financial condition.

32. Reliance on third party service providers. If an interruption were to continue for a significant period of time, our business, results of operations, and financial condition could be materially adversely affected.

Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services, or fail to comply with regulations. We depend and will continue to depend to a significant extent on a number of relationships we've fostered with third-party service providers. Specifically, we utilize loan processing, loan funding, payment servicing, and accounting, as well as the software and hardware systems from third-party service providers in our loan processing and Web hosting. If these third-party service providers experience difficulties or terminate their services and we are unable to replace them with other qualified service providers, our operations could be interrupted.

33. The network and computer systems on which we depend could fail or experience a security breach. Any network or computer system damage or failure

to operate correctly that causes interruptions could have a material adverse affect on our business, its operations, and financial condition.

Our computer systems could be vulnerable to unforeseen problems. Since we conduct part of our business over the Internet and outsource several critical functions to third-parties service providers, we depend to some degree on the ability of these providers to protect our computer systems and our network infrastructure against damage from fire, power loss, telecommunications failure, mechanical failure, software errors, operator errors, physical break-ins and similar catastrophic events. Any network or computer system damage or failure to operate correctly that causes interruptions could have a material adverse affect on our business, its operations, and financial condition.

THE BUSINESS OF THE COMPANY

1. We do not currently conduct business.

We currently do not conduct operations. As soon as we reach our Minimum Offering Amount from the Offering, we will begin conducting operations. The Company is dependent upon the expertise and experience of Idaho Mutual Trust, LLC. Idaho Mutual Trust was formed in 2003 and has funded over four hundred fifteen (415) loans totaling in excess of $170,000,000 in loans on its own balance sheet. The Company will have a Loan Servicing Agreement with Idaho Mutual Trust, LLC which will provide loan origination, loan funding, loan servicing and accounting services to the Company. Costs and fees associated with the agreement are only incurred by the Company when loans are funded. The benefit of the agreement is that it reduces fixed costs such as employee salaries, occupancy costs, and equipment costs which would normally be incurred if the Company would not have the Loan Servicing Agreement in place. The Section titled CAPITALIZATION subsection 6 details the agreement. The agreement allows the company to fully utilize investor capital to fund loans instead of using investor capital to pay start up and operating cost expenses of the Company.

Idaho Mutual Trust presently provides loan origination, loan funding, and accounting services to two other entities. In the past two (2) years, Idaho Mutual Trust has funded twenty seven (27) loans in excess of $5,000,000 with no delinquencies and no losses as part of its Loan Servicing Agreements with these two companies. Presently, Idaho Mutual Trust has a waiting list of borrowers and loan opportunities to fund.

In the event the Company only raises the minimum $500,000 and does not raise anymore capital during the life of the Company, the Company projects that investors should only expect to earn the minimum 5% return or less. The Company does not project any scenario where an investor would earn more than 5.50% if only the minimum capital amount is raised and in fact will likely earn 5% or less. The Company can operate for its duration with only $500,000 in total capital raised due to its Loan Servicing Agreement with Idaho Mutual Trust, LLC which limits the fixed costs of the Company. In the event operating income is not sufficient to pay operating expenses in any given year, the Manager or its affiliates will lend money to the Company. Any loaned funds from the

Manager or its affiliates will be paid back from future net profits and not from investor capital. Investor capital will not be used for operating expenses or start up costs.

A. Milestones

The Company operating Proforma is referenced on page 46. All assumptions of the Proforma are included in the exhibit.

The Company expects to raise the Minimum $500,000 on or before November 1, 2012. The Company projects it can fund an average of seven (7) loans per year if it is only capitalized with the minimum $500,000. The Company will seek a line of credit with a financial institution to provide additional capital for funding loans. The line of credit will not be used for funding operating expenses. Any line of credit availability will be used solely for funding loan advances. The Company, through its Loan Servicing Agreement with Idaho Mutual Trust, will have a reliable source of loan funding opportunities. The Company believes that raising the minimum of $500,000 will be sufficient to sustain business operations for the duration of the Company without using any investor capital for operating expenses.

The Company expects to raise $5,000,000 on or before June 30, 2014. At such time the Company raises $5,000,000 the Company projects it can fund an average of sixty eight (68) loans per year. The projected, but not guaranteed, return on investor capital is 7.85% once the Company is fully capitalized. The Company projects it does not need to reach any level of funding above the minimum $500,000 in order to sustain operations. The Company is not engaging an independent feasibility study or market demand analysis to determine its product and pricing acceptance in the market place. The Company is basing its product type and pricing upon the current expertise of the Manager and the current funding demand of its loan servicer.

Objective 1: Raise $500,000 in minimum Capital by November 1, 2012.

The company projects that raising $500,000 in capital will be sufficient to provide the necessary funds to generate positive net profit (see attached Proforma F/S). The company benefits from its Loan Servicing Agreement with Idaho Mutual Trust that reduces fixed start up costs. Michael Hendrichs is responsible for generating investor contact and investor funded commitments. The Company believes that Michael Hendrichs has sufficient existing relationships to raise the minimum $500,000 prior to November 1, 2012. ; Delays in achieving the Minimum $500,000 will result investor earnings not exceeding money market rates projected at 0.15% as investor money sits in money market accounts until achieving minimum. If the Minimum $500,000 is not raised by November 1, 2012 then investor capital returned with only earnings accrued in the money market account;

Objective 2: Fund three (3) loans totaling $500,000 within ninety (90) days of completion of the Minimum Raise.

The Company's loan servicer, Idaho Mutual Trust, LLC, has five (5) borrower requests as of January 2012 that meet the Company's loan guidelines. If the Company had raised its $500,000 as of January 2012, it would be able to fund loans and begin generating gross income within thirty (30) days. The Company projects this loan demand will be available during the period until November 1, 2012 (see Risk Factors section which may alter market and company projections). The Manager of the Company will be responsible for managing the loan servicing agreement with Idaho Mutual Trust to insure loan opportunities are fairly presentedd. Delays in funding loans totaling $500,000; will result in investor capital remaining in money market accounts which will cause probable yields to be less than 5% as the low money market rates deteriorate the weighted average earnings on loans funded. Investors should not expect to receive the minimum 5% yield if capital is not readily deployed into performing new loans and would likely see yields below 4%.

Objective 3: Raise $4,500,000 in capital between November 1, 2012, and June 30, 2014.

The Manager will be responsible for engaging and generating investor interest and investor funded commitments in order to raise the Maximum Offering amount. The Company projects that it can maximize investor return by raising the Maximum Offering amount. Raising additional capital to fulfill the $5,000,000 offering will provide the Company with benefits of scale resulting in higher projected returns to investors. If the Company does not raise the Maximum offering of $5,000,000 the probable investor yields will be less than the projected 7.85% return if the Company had been fully capitalized;;

Objective #4: Fund loans in amounts commiserate with the offering proceeds raised.

The Company projects that funds sitting idly in money market accounts will inhibit investor returns. As the Company raises additional funds above the Minimum Offering, it will be selectively fund loans within its underwriting guideline parameters. The Manager will be responsible for managing its relationship with Idaho Mutual Trust and managing direct relationships with borrowers who have a need for financing offered by the Company. The Company projects, based upon the available loans requests that its loan servicer Idaho Mutual Trust has in its pipeline, that the Company will be able to sufficiently deploy its capital into loan fundings that meet its underwriting guidelines. If the Company is not able to fully and continually deploy capital into performing loans, then idle capital will sit in money market accounts earning projected returns of 0.15% which will decrease the projected return to investors. If the entire capital of the Company is sitting in money market accounts investors should respect a probable return of 0.15%. If the entire capital of the Company is fully funded in performing loans, investors should expect to receive returns above 5%; and

Objective #5; On or before December 31, 2016, the Company will stop funding loans and will wind down its operations which will focus on receiving loan payoffs as they become due and distribute investor capital account balances pro-rata.

The Company's loan servicer will be responsible for the receipt of loan proceeds, and the Manager of the Company will be responsible for the pro-rata distribution of investor capital. All stoppage of loan funding is within the control of the Company and there is no projected scenario that would prohibit the Company from stopping loan funding as of Dec 31, 2016. Investor capital will be returned pro-rata as loans payoff. The Company cannot guarantee that all loans will payoff when due. Loans that do not payoff when due or that require foreclosure will likely cause delays in returning capital to the investors and will likely cause reduced earnings paid to investors.

2. Our business will be loaning money.

The Company will lend money primarily to builders, real estate professionals, small businesses, and borrowers with real estate or construction related expenses. The Loans will be secured by a security interest in commercial real estate. The Loans will usually have a maturity of twenty four (24) months or less. Interest rates charged on the Loans will usually be from 6% to 12%. The Company will receive its primary income from the interest paid on such Loans.

Upon raising the Minimum Offering Amount, we will begin to fund Loans and receive fee and interest income from these Loans. Interest payments are typically collected monthly via ACH (auto-debit) from borrowers' bank accounts or from a pre-funded interest reserve account. Occasionally, borrowers are allowed to send monthly check payments in directly to the Company. All Loans will be located within the United States and secured by a deed of trust or mortgage, as applicable. We primarily serve commercial real estate loans in the Northwest portion of the United States. This region includes the following states of Washington, Oregon, Idaho, Montana, Utah and Wyoming. We will never fund any Loans in Nevada, California, or Arizona. The majority of our Loans will be within the state of Idaho. We will underwrite and qualify all Loans to determine suitability.

It is in the Company's opinion that the proceeds of the Offering will satisfy the Company's cash requirements. The Company may, if it is needed, obtain a line of credit for its loan funding needs.

A. Regulation.

There are no federal regulations that dictate the loan funding process or underwriting procedures or default relief actions for borrowers for the Loans we make because our Loans are for commercial purposes only. We do not make consumer loans or consumer financed loans or loans that enable borrowers to purchase items for personal or household use. Likewise, since our Loans are commercial in nature, we are not subject to the current state laws for consumer settlement statement disclosures, good faith estimates or loan document content in any of the states that the Company anticipates conducting business.

B. Investment Criteria for Our Loans.

The following is the general investment criteria and underwriting parameters used for proceeds of the Offering. One of the strengths of our loan funding philosophy is to be able to be flexible and meet the needs of borrowers, The underwriting guidelines and policies that are strict are: 1) 75% loan-to-value maximum at time of funding, 2) 1st Deed of trust liens are mandatory, 3) we will maintain an average portfolio credit score of seven hundred (700) or greater on weighted average basis for the primary borrower/guarantors, and 4) the maximum loan maturity at time of funding will be three (3) years All of the other criteria below are guidelines that will be flexible. We may or may not weigh all or any of the other factors listed below.

i. Borrowers:
   - a) Must have real estate or construction related experience.
   - b) Other Developers and Real Estate professionals.

ii. Credit Factors:
   - a) Borrower profitability and cash flows.
   - b) Current Borrower leverage.
   - c) Projected cash flow and leverage.
   - d) Borrower liquidity.
   - e) Borrower true cash equity invested in the property.
   - f) Target weighted average credit score of seven hundred (700) for the portfolio.

iii. Real Estate Factors:
   - a) Location. The Company will lend in any area and will not have population restrictions or rural/urban restrictions. The location of the property is considered in relation to its use, access, competition, topography, and amenities.
   - b) Viability of project. The cost and amenities of a project is analyzed in relation to its use, market sales comparisons, and its ability to generate cash flow or a direct sale.
   - c) Entitlements. Entitlements typically refers to the zoning, permitted use, and access of a property. Flexibility of entitlements and the scarcity or availability of entitlements are typically evaluated in the loan decision.
   - d) Cost. Cost is one measure of value. Cost also is an indicator of how much true cash equity a borrower has into the property.

iv. General Underwriting Parameters:
   - a) LTV
     - i. Up to 75% LTV on 1st position (based on value at the time of funding).
   - b) Terms
     - i. Up to thirty six (36) months (4-9~~12-18~~ months anticipated).

v. Security for Loan

a) 1st Deed of Trust or Mortgage, as applicable (required).
b) 2nd Deed of Trust or Mortgage, as applicable for additional collateral (see Loan Underwriting below).
c) Personal Guaranty, as applicable.
d) LLC Guaranty.
e) Corporate Guaranty.

vi. Structure

a) Interest Only (interest payable monthly with principal due at maturity).
b) Interest Reserves (with loan principal due at maturity).
c) Principal and Interest (with loan principal due at maturity).

vii. Fees

a) Origination Fees (1%-4%).
b) Extension Fees (1%-4%).
c) Other customary closing fees such as documentation, title, escrow, recording, currier, public records, appraisal, auto debit and other fees.

viii. Documentation requested may include the following:

a) Borrower Financial Statements.
b) Personal Financial Statements.
c) Property Operating Statements.
d) Budgets.
e) Title.
f) Survey.
g) Environmental.
h) Appraisal.
i) Leases and Rent Rolls
j) Plat Maps
k) Construction Drawings
l) Insurance Binders

C. Securitization of losses.

We are a real estate based lender. The primary source of principal repayment is from the sale or refinance of real property. The credit capacity of the borrower and any guarantees the borrower makes are secondary sources of repayment. Our maximum loan-to-value ("LTV") ratio is 75% at the time of funding of the Loan. The value of properties owned by borrowers will fluctuate during the Loan term. Our goal is to have a Loan portfolio with a weighted average LTV of 65% or less.

i. Collateral: We secure our Loans with a deed of trust or mortgage on the underlying property. We require title insurance on all Loans. Other collateral or liquid assets may be pledged as additional collateral or as additional equity into a loan deal for a borrower. We will always be in a first lien position on real estate. In some cases additional collateral of a second lien may be required; but second lien loans will not be funded on a stand-alone basis.

ii. Maturities: Initial Loan maturities are targeted for twenty four (24) months or less. In some cases, a borrower will need an extension to allow time for a real estate sale or refinance in which case we will grant extensions.

iii. Property Type: We take a security interest in real estate that is used for investment or business purposes. Such property types may include, but are not limited to, offices, duplexes, apartments, land, subdivisions, self-storage units, warehouses, hotels, single family lots, and construction of homes for sale.

D. Loan Closing and Documentation.

Prior to closing any Loan, we ensure all documentation requirements have been met. This process includes, but is not limited to:

i. Execution of standard documentation. Standard documentation for a Loan would include, among other things, a promissory note, deed of trust or mortgage, UCC-1 financing statement filing, and guaranties (if borrower is an LLC, partnership or corporation).

ii. Evidence of clear title on property and lender's title insurance coverage.

iii. In instances where the property includes building improvements, evidence of satisfactory insurance coverage from an insurance carrier generally required to be rated at least A- by A.M. Best.

iv. Confirmation of site inspection.

E. Competition.

We intend to compete directly against banks and other financial institutions (bank and non bank related lending entities). Some of the bank competition includes, but is not limited to, Wells Fargo, Bank of the West, Key Bank, Mountain West Bank, US Bank, and Zion's Bank. Other non-banking related competitors include, but are not limited to, private organizations such as A10 Capital, Fairway America, and Seattle Funding Group. Timing, efficiency, and customer service will be our greatest competitive advantage. The current real estate lending environment makes it difficult for borrowers to obtain loans. Several lending institutions have been suffering losses which were created by the general economy, poor underwriting of related loans, and corresponding decreased real estate valuations and these lending institutions are unwilling to make loans. This creates an increasing need for financing to facilitate real estate related projects. We will be able to benefit by providing short term liquidity for real estate Loans with appropriate underwriting applied to ensure adequate Loan portfolio performance. Given the experience of our management team, the timing to obtain loan approval and funding will be faster than our bank competition and many other private lenders. Since the Company is not subject to standard banking regulations, the Company may make Loans faster and with less underwriting requirements than required by most banks. Our managers and third-party service providers have real estate experience and expertise that will provide a competitive advantage to the Company.

F. Loans to Related Parties and Affiliates

The Company will not lend money to any individuals who are members of the Manager or members of entities of the Manager. The Company may lend money to affiliate companies or other companies referenced in this Circular under terms and conditions equal to more or more stringent than stated in paragraphs B, C, and D in this section and at rates equal to or higher than the average weighted interest rate charged to borrowers in the entire portfolio of loans held by the Company.

G. Employees.

The Company does not have any employees and the Company does not expect to have any employees within the next twelve (12) months. The Company will contract per the terms of the Loan Servicing Agreement with Idaho Mutual Trust to service Loans so there is no need for employees.

H. Start Up and Operation Costs.

The Company and its Manager will utilize the office space of Idaho Mutual Trust at 12594 West Explorer Drive, Suite 100, Boise, Idaho 83713. The Company does not expect that it will incur any significant costs for start up. The Company does not need to purchase equipment, inventory, or hire employees, The Company's operations will be provided by Idaho Mutual Trust through its Loan Servicing Agreement with the Company.

Any start up costs or operating costs that are incurred by the Company that cannot be paid for from operating cash income, will be paid for by the Manager or its affiliates via a loan to the Company. Any such Manager loan, or loan from its affiliates, will be repaid from future net profits and not from investor capital. There is a risk that the Manager or its affiliates will not be paid back entirely for any loans it extends to the Company. The maximum reimbursement or loan payback to the Manager is established at $100,000.

I. Fees and Expenses.

The Company will charge loan fees to borrowers typically ranging from 1%-4% of the loan amount for each loan funded. These loan fees collected will generally offset the loan servicing costs being paid to Idaho Mutual Trust. The Manager does not charge any fees to the Company for it services. The Company will incur accounting expense for its annual audited financial statements and tax preparation. The Company will incur advertising and marketing expenses paid to third party providers for its loan product advertising and Company branding advertising. The Company expects to advertise via radio, television, newspaper, magazine, billboard, internet, and professional trade organizations and community organizations. The Company may also incur costs paid to Registered Broker Dealers. The projected expenses of the Company are outlined in the Proforma section F/S.

J. Return of Equity.

i. Plan of Operation - First twelve (12) months. Upon the Company raising the Minimum Offering Amount, the Company will begin to immediately conduct business by making commercial real estate Loans. It is the Company's opinion that the proceeds from the Minimum Offering Amount will satisfy its cash requirements. The Company does not anticipate, even if it does not raise any additional funds above and beyond the Minimum Offering Amount, that it would be required to raise additional funds.

3. We may enter into an agreement with other financial institutions to provide a line of credit for purposes of funding new Loans or for funding value enhancement of real estate we owns.

Regulated banks in Idaho and the Northwest, from time to time, offer lines of credit to businesses such as the Company. We will actively seek a line of credit with an FDIC insured institution to provide a funding source for new Loan originations. The line of credit terms are typically one (1) year in maturity at rates of Prime + 0% to Prime + 2.0%. The line of credit typically can be drawn upon and paid down daily at the desire of the Company. The benefit of a line of credit is to provide the Company with liquidity to positively impact the timing needs for funding Loans, while maximizing the utilization of the Company's equity capital. Equity capital sitting in money market accounts is a detriment to the yield that is earned for payout to investors. The line of credit allows the Company to maximize the deployment of the Company's equity capital into assets and Loans that provide a rate of return which may be in excess of 5%. The risk to investors is that the issuer of the line of credit will have certain rights within its loan documents that allow it to have senior claims on certain assets of the Company. If the issuer of the line of credit files a demand upon on the Company for accelerated repayment on a debt, this demand may cause the Company to have to liquidate certain assets at depressed prices, which will result in loss of the Company's Class AAA Unit equity.

PLAN OF DISTRIBUTION

We intend to focus marketing efforts of the Class AAA Units to existing contacts of the members of IMTCFC, LLC and new investor contacts looking to invest in a commercial real estate related investment product.

Michael Hendrichs, 12594 West Explorer Drive, Suite 100, Boise, Idaho 83713, at (208) 639-8165 is the selling agent in this offering. Mr. Hendrichs will rely upon the safe harbor under Rule 3a(4)(1) as an associated person of the Company. Mr. Hendrichs is also the sole member of MJH Investments, LLC, which is a Member of IMTCFC, LLC. Tom Buuck may also participate in the sale of Class AAA units. He will also rely upon the safe harbor under Rule 3a(4)(1).

Financial advisors may be used to help obtain new investors. In the event a financial advisor is used to help facilitate a new investor relationship, a 0.50% annual fee may be paid to the financial advisor as a finder's fee if the financial advisor is a registered broker dealer. Any fee paid to registered broker dealers will be annual recurring. Finders are described as contacts of the selling agent that help provide potential investor(s). Finder's fees will only be paid in the event potential investor(s) provided become investors of this Offering.

The Company will not indemnify Mr. Hendrichs from liability under security laws. Mr. Hendrichs is an employee of Idaho Mutual Trust. Tom Buuck is a member of the Manager of Idaho Mutual Trust.

The Company will not use any underwriters.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

Home Federal Bank located at 3405 East Overland Road, Meridian, Idaho 83642, with a telephone number of (208) 468-1700 is an independent banking company, which will be acting as the escrow agent for the proceeds raised up to the Minimum Offering Amount are raised.

Date at which proceeds will be returned to investors by the escrow agent if the Minimum Offering Amount is not raised is November 1, 2012. All proceeds shall be returned to investors along with the money market interest earned while such funds were held in escrow. The Company expects an investor's capital contribution should be returned to them within in ten (10) business days if the Minimum Offering Amount is not raised.

USE OF PROCEEDS

1. The principal purpose of the business.

We intend to use the proceeds from this Offering to provide the Company with a source of funds to make Loans to builders, small businesses, and real estate investors. All of the proceeds from this Offering will be used for this purpose. None of the proceeds from the Offering shall be allocated for any particular purpose other than Loans. In addition to the proceeds from this Offering, the Company will solicit a revolving line of credit from a local or regional regulated bank to provide the Company with liquidity to fund short term loan origination needs. The line of credit will be used to fund new Loans and will not be used for operating expenses. (Also see page 34 for a discussion of the line of credit). The Manager will pay for costs associated with this Offering and the Company shall reimburse the Manager from the Company's net profit. The Class AAA Units return will be the greater of 5% annualized or 80% of the Company's net profit, provided that Class AAA members receive at least a 5% return. For example, if $500,000 is invested, and then Class AAA members receive the first $25,000 in profits (5% return on $500,000 is $25,000). If the profits are less than $25,000 (say $20,789), then Class AAA Members would get the entire $20,789 and the Managers receive zero distribution. If the profits are greater than $25,000 with $500,000 Class AAA units invested, then t~~T~~he Managers would receive the next $6,250~~125~~ in profits; therefore then if the Company earned $31,250 in profits, the Class AAA members would receive $25,000 (80% of $31,250) and the Managers would receive $6,250 (20% of $31,250)~~.~~ If the Company earned $31,250 or more in net profits, the profits would be allocated 80% to Class AAA and 20% to IMTCFC, LLC. The Manager will not receive its 20% share of the Company's net profit unless the 5% annualized return is first obtained for Class AAA Units holders.

The Company does not anticipate using any of the proceeds from this Offering to discharge any indebtedness, other than sums that the Company may borrow as described above and as described on page 34regarding the line of credit that the Company plans to obtain. The Company does not anticipate that it would use any of the proceeds from this Offering to acquire any assets or assets from any affiliates of the Issuer or their associates.

	Minimum offering 10% of total		Sample Offering 25% of Total		Maximum offering 100% of Total	
	Amount	Percent			Amount	Percent
SOURCE OF FUNDS						
Gross Proceeds	$500,000	100.00%	$1,250,000	100.00%	$5,000,000	100.00%
USE OF FUNDS						
Offering Expenses						
Selling Commissions and Expenses(1)	$0	0.00%	$0	0.00%	$0	0.00%
Offering Expenses(1)	$0	0.00%	$0	0.00%	$0	0.00%
Net Proceeds	$500,000	100.00%	$1,250,000	100.00%	$5,000,000	100.00%

Total Use of Proceeds	$500,000	100.00%	$1,250,000	100.00%	$5,000,000	100.00%

(1) Expenses will be taken as operating expenses and reflected in the income statement of the Loan portfolio. This includes any selling commissions and/or finder's fees, which will not be a deducted from any equity raised by the sale of the Class AAA Units.

COMPANY GOVERNANCE

The Company is a Delaware limited liability company and is manager managed. The Manager of the Company is IMTCFC, LLC, an Idaho limited liability company. As the Manager of the Company, IMTCFC, LLC, governs and makes decisions regarding the Company on almost all matters without the participation of the Company's members. The Company's operating agreement provides that the Manager receives Class A units. Class A units are allocated all cash flow, profits and losses (as those terms are defined in the Company's operating agreement) not otherwise allocated to the Class AAA Unit members. Class AAA Unit holders will not have the right to participate in the Company's business decisions.

The Company's operating agreement gives the Manager the right and authority to create different classes of LLC membership units. Therefore, the Manager could create other classes of LLC membership units which have different investment objectives or provide for different returns of capital than a Class AAA Unit holder.

Both the Manager and the Company anticipate that Tom Buuck will control the Manager. Before investing in the Company, any potential investor should carefully review the Company's operating agreement.

CAPITALIZATION

The following table sets forth as of September 30, 2011, the expected capitalization of the Company and capitalization as adjusted to give effect to the issuance and sale by the Company of the Maximum Offering Amount of the Class AAA Units offered hereby.

	September 30, 2011 As Adjusted(1) Maximum
Assets of Cash	5,000,000.00
Members' Equity:	
Class AAA Units:	5,000,000.00
Total Members' equity	$5,000,000.00

(1) As adjusted to reflect the offering of $5,000,000.00.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

1. The Manager of the Company is IMTCFC, LLC.

IMTCFC, LLC is an Idaho limited liability company managed by Tom Buuck. The members of IMTCFC, LLC are Tom Buuck, and MJH Investments, LLC, an Idaho limited liability company. Michael Hendrichs is the sole member of MJH Investments, LLC. . The Company will not pay compensation to Tom Buuck or Michael Hendrichs (collectively "Key People"). The Key People will not have titles other than being members of the Manager. The sole compensation to the Key People will come, if any, from distributions of the Manager entity IMTCFC, LLC.

2. Tom Buuck, age 47, is a Key Person.

Mr. Buuck is a member of IMTCFC, LLC, and is also the Manager of IMTCFC, LLC. He will be responsible for oversight and daily management of the Company. Mr. Buuck has been involved in the direct funding of commercial real estate for the past seventeen (17) years. He was Senior Vice President for Idaho Independent Bank, a $500 Million dollar bank headquartered in Idaho. Prior to his work at Idaho Independent Bank, Mr. Buuck was the Director of Business Lending for a billion dollar Texas finance company with subsidiary headquarters in Boise, Idaho. He personally handled over $650 Million in loan funding and also co-authored the underwriting manual for a Commercial Mortgage Backed Securities (CMBS) Loan program. Mr. Buuck began his finance career with Wells Fargo Bank in 1991, and later became the Vice President of Real Estate for Idaho for Wells Fargo Bank. He is a member of the Credit Committee for the $1 Billion Mortgage Fund of the Public Employee Retirement System of Idaho and a board member of the $1.7 Billion LCEF finance company headquartered in St. Louis, Missouri. He also currently serves as Chairman of the Investment Committee for the $45 Million Concordia University Foundation Fund. Mr. Buuck graduated Magna Cum Laude with a degree in Mathematics-Secondary Education from Concordia University in Wisconsin. He scored in the top 6% in the nation on the entrance exam for graduate school and has an MBA from Portland State University. Mr. Buuck is also a founder and a member of the Manager of Idaho Mutual Trust.

Mr. Buuck intends to spend as much time as necessary to insure the successful operations of the company. The Loan Servicing Agreement with Idaho Mutual Trust reduces much of the burden of daily management. Mr. Buuck does not anticipate spending more than ten (10) hours per week on Company management and oversight. Mr. Buuck maintains an office at 12594 Explorer Dr Suite 100, Boise, Idaho, which is the Company's location. He also maintains an office in Garden Valley, Idaho, and St Louis, Missouri.

3. Michael Hendrichs, age 35, is a Key Person.

Mr. Hendrichs is the sole member of MJH Investments, LLC, which is a member of IMTCFC, LLC. He has more than ten (10) years experience in commercial real estate with a background in acquisitions, lending, and marketing of real estate across the nation.

Mr. Hendrichs will be an active member and advisor for the Company. He currently is employed by Idaho Mutual Trust. Prior to joining Idaho Mutual Trust, he served as the Director of Acquisitions and Finance for BNI Equities and helped structure and raise over $5.5 Million in equity for its Note Program and land TIC offerings. Prior to joining BNI

Equities, Mr. Hendrichs served as Director of Acquisitions and Finance for TIC Capital in 2006 and 2007 and was involved with the acquisition of $50 Million in commercial property acquisitions.

Mr. Hendrichs worked exclusively in the wholesale/business side of Wells Fargo Bank from 1999 to 2004 which included various titles and positions in the Boise Loan Production Office, Boise Regional Commercial Banking Office, San Francisco Credit Management training program and San Francisco Regional Commercial Banking Office (RCBO) at Wells Fargo Bank. Mr. Hendrichs' tenure at Wells Fargo Bank included a variety of responsibilities including, but not limited to the following:

- Developed and maintained client relationships for middle market businesses with revenues ranging from $20 Million to $500 Million.
- Originated, structured and executed loan products (lines of credit, term loans, letter of credits, etc.).
- Underwriting and managing new and existing relationships, which included managing a $60 Million loan portfolio consisting mostly of commercial real estate loans (primarily hotels, apartments, office, research and development, and retail).
- Perform credit and risk analysis including analyzing financial statements, forecasting projected financials, reviewing industry trends, and conducting comparable industry research.

Mr. Hendrichs has been involved in real estate transactions throughout the United States in a wide variety of product types including office, flex, industrial, retail, multi-family and raw land. He holds a Bachelors of Business Administration in Finance from Boise State University.

Mr. Hendrichs may be reimbursed any actual expenses evidenced by invoices incurred in the process of fulfilling his duties such as mileage, supplies, marketing materials, investor communication and the like. The Company does not anticipate reimbursements to Mr. Hendrichs to exceed $10,000. Mr. Hendrichs intends to spend as much time as necessary to insure the successful operations of the company. The Loan Servicing Agreement with Idaho Mutual Trust reduces much of the burden of daily management. Mr. Hendrichs does not anticipate spending more than ten (10) hours per week on Company management and oversight. Mr. Hendrichs maintains a full time office at 12594 W Explorer Dr, Suite 100, Boise, Idaho, which is the Company's location.

4. Idaho Mutual Trust as Loan Processor.

The Company has contracted with Idaho Mutual Trust to assist in the processing of all Loans funded through this Offering. The Company will be charged a processing fee to be accounted for in the Offerings' income statement. Idaho Mutual Trust's background of processing related commercial real estate loans will help ensure Loans are funded, investor payments are made, and reporting requirements to investors are performed as agreed and described by the Offering.

Idaho Mutual Trust has funded over four hundred fifteen (415) loans totaling in excess of $170,000,000 on its balance sheet during the past eight (8) years. It has also funded twenty seven (27) loans in excess of $5,000,000 during the past two (2) years through its Loan Servicing Agreements with two (2) other entities. The Loan Servicing Agreement is attached as an exhibit.

REMUNERATION OF DIRECTORS AND OFFICERS

IMTCFC, LLC, an Idaho limited liability company	Manager of the Company	Potential Compensation for Manager is 20% of the net income of the Company

The Manager shall not be entitled to guaranteed compensation. Rather, the Manager shall be entitled to 20% of the net income earned by the Company provided that Class AAA unit holders first receive a minimum of 5% return on their capital investment. The Manager may issue fifty (50) membership units of equity of the Manager to individuals who raise $1 Million dollars for the Company. In the future, the Manager may also adopt an incentive program whereby members or employees, if any, of the Manager are given units in the Manager pursuant to an incentive bonus plan.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of Class	Name and address of owner	Amount owned before the Offering	Amount owned after the Offering	Percent of class
Class A Units	IMTCFC, LLC, 12594 W. Explorer Drive, Boise, Idaho	100 Units	100 Units	100%

The Manager is controlled by Mr. Buuck who owns 90% of the Manager. MJH Investments, LLC, an Idaho limited liability company owned solely by Mr. Hendrichs, owns 10% of the Manager. See page 25 for discussion of Directors, Executive Officers and Significant Employees.

As stated above, the Manager will have one hundred (100) Class A Units, which will entitle the Manager to 20% of the net income generated by the Company. It is not anticipated that the Manager will acquire any of the Class AAA Units. The members of the Manager, namely Tom Buuck, Michael Hendrichs, or their affiliates, may acquire Class AAA Units.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Mr. Buuck is a founder of the Manager, and a member of Idaho Mutual Trust. Therefore, he will benefit from the servicing agreement between the Company and the Idaho Mutual Trust. Mr. Buuck has approximately 90% ownership in the Manager of Idaho Mutual Trust. Because Mr. Buuck has ownership in both the manager of Idaho Mutual Trust and the Manager of the Company, he will be able to exercise substantial control over both companies.

DESCRIPTION OF PROPERTY

The Company will sublease space from Idaho Mutual Trust, located at 12594 W. Explorer Drive, Boise, Idaho, where the Company will conduct its operations. The lease agreement will be for five (5) years. The monthly rent will be One Hundred Dollars ($100). A copy of the sublease is attached as Exhibit Because the Company has contracted with Idaho Mutual Trust to process all loans, the Company's need for office space is minimal. The Company does not own any real property and has no plans to acquire real property to house its operations. Likewise, because Idaho Mutual Trust will process all loans for the Company, other than basic office supplies, no significant expenditures for supplies or office equipment will be made.

SECURITIES BEING OFFERED

The securities being offered are 5,000,000 Class AAA LLC Membership Units ("Class AAA Units") at $1.00 per unit representing 100% of the equity provided in the fund. Class AAA Units will earn the greater of a 5% annual return on equity invested or 80% of the net income earned in the fund for the term of the fund (see the Pro Forma below for anticipated results). Each Class AAA Unit member who contributes capital to the Company shall have their contribution accounted for separately.

Class AAA Unit members should not expect to receive any capital withdrawals during the first five (5) years following this Offering.

Sale or transfer of Class AAA Units to a new member or existing member or repurchase of the Class AAA Units by the Company or by the Manager is the only method by which a Class AAA Unit member can expect to receive any capital during the first five (5) years following this Offering.

After five (5) years from the commencement of this Offering, the Company intends to payback investors' original investment principal with the Company's cash flow or from proceeds of the sale of certain assets of the Company. The Company will fund Loans from inception until December 31, 2016. After December 31, 2016, the Company will wind down and return all capital on a pro-rata basis to all of the Company's investors as Loan payoffs and as certain assets of the Company are sold. It is the Company's intent that the fund will have a five (5) year duration. The Company's activities after five (5) years will be primarily the disposing of the Company assets, collecting Loan payments on any outstanding Loan balances, if any, and managing and preserving the value or selling of real estate assets owned by the Company, if any.

The Company, at its sole discretion, at any time, may elect to immediately repay investors all or any portion of their Class AAA Unit Capital. A return of an investor's Class AAA Unit Capital shall reduce the investor's Class AAA Units by one (1) Class AAA Unit for each One Dollar ($1.00) of Class AAA Unit Capital withdrawn from the Company.

All Class AAA Unit funds will initially be deposited into an FDIC insured institution account for the benefit of the Company. As Loan funding opportunities arise, the funds will be invested in the Loan portfolio of the Company.

Class AAA Unit holders have a priority right to income distributions and a priority right to capital paybacks over Class A Unit holders. Class AAA Unit holders receive their quarterly distributions first. The Class AAA Unit holders' distributions will be a minimum of 5% annualized return or 80% of the profits of the Company, whichever is greater. Following the Class AAA Unit quarterly distributions, Class A Unit holders will receive any remaining balance of the Company's quarterly profits. At dissolution of the Company, the Class AAA Unit holders will receive their capital payback first and Class A Unit holders will receive their capital payback subsequently.

The Class AAA Units offered in this Offering entitle each investor to be an owner-member of the Company. The investment creates the opportunity for a risk related return of 5% or greater while providing an economic benefit to the local communities where the Company lends money for new construction projects.

PART F/S

The Company's Proforma is based upon actual loan characteristics of Idaho Mutual Trust funded loans during the past six (6) months. The market for the type of loans the Company projects to fund is fluid and changing; however the Company believes the past 6 months of market demand and performance are reasonable and is relying on actual performance within the past 6 months as a basis for its projections. Past performance is not an indication of future performance. ~~The Company believes it can achieve similar results outlined below based upon current market conditions.~~ Please read all the Risk Factors to understand all of the variables that can negatively impact performance.

~~Idaho Mutual Trust Community Finance Co-op, LLC - PROFORMA~~

Idaho Mutual Trust Community Finance Co-op, LLC - PROFORMA

		$500,000	$2,500,000	$5,000,000
		Minimum Raise	Mid tier Raise	Maximum Raise
		Base Proforma	**Base Proforma**	**Base Proforma**
New Fundings (Note 1)		$ 1,200,000	$ 5,600,000	$ 11,900,000
Avg Outstanding (Note 2)		$600,000	$2,800,000	$5,950,000
Number of loans (note 1)		6.86	32.00	68.00
Gross Interest Income (Note 3)	9.00%	$54,000	$252,000	$535,500
Loan Loss Reserve Allocation	0.625%	($3,750)	($17,500)	($37,188)
Effective Gross Interest Income	8.375%	$50,250	$234,500	$498,313
Misc Fees (note 4)	$ 800	$5,486	$25,600	$54,400
Loan Fees (Note 4)	2.50%	$30,000	$140,000	$297,500
Effective Gross Revenue		$85,736	$400,100	$850,213
Interest Expense (Note 5)	4.25%	($4,250)	($12,750)	($40,375)
Loan Processing Cost (Note 6)	$ 3,500	($24,000)	($112,000)	($238,000)
Advertising/Marketing (Note 7)		($10,000)	($20,000)	($40,000)
Accounting/legal (Note 8)		($15,000)	($25,000)	($35,000)
Miscellaneous		($6,500)	($6,500)	($6,500)
Total Operating Expenses		($59,750)	($176,250)	($359,875)
Net Profit (Note 9)		**$25,986**	**$223,850**	**$490,338**
Class AAA Earnings (note 10)	**80%**	**$20,789**	**$179,080**	**$392,270**
Equity Analysis				
Raised		**$500,000**	**$2,500,000**	**$5,000,000**
Equity Invested dollars		**$500,000**	**$2,500,000**	**$5,000,000**
Equity yield		**4.16%**	**7.16%**	**7.85%**
Equity Cash Payout		**$20,789**	**$179,080**	**$392,270**

Note 1: The average loan is projected to be $175,000 and the average loan life is projected to be 6 months. The company expects to be able to lend its capital twice in a year. For example, the company can make 3 loans totalling $525,000 on January 1 and expect to be paid back by June. It would then make 3 more loans in July for $525,000 which would pay back in December. The proforma represents averages. The Company expects to fund loans with maturities of 30 days and also loans with maturities of up to 36 months. The Company will focus on funding loans with maturities of 30 days - 180 days which it believes will create a weighted average loan life of 6 months and an average 'turn' of twice a year on its capital when calcuated with longer life loans.

Note 2: The Company will utilize a line of credit from a financial institution to provide additional capital for loan funding needs. Therefore the total average outstanding is larger than the capital raised.

Note 3: The Company expects to charge 7% - 9% on its loans.

Note 4: The Company expects to charge document and escrow fees to borrowers totalling $800 per loan and loan fees of 2.5%

Note 5: The Company will actively seek a line of credit from an FDIC insured institution. Typically these lines of credit are one year in maturity and have rates of Prime +1.0% to Prime + 2.0%. The Company's borrowing under the line will be capped at a low debt-to-equity ratio of 0.20:1.0. For example, if the Company has $1,000,000 in equity capital then its borrowings would not exceed $200,000.

Note 6: The Company's Loan Servicing Agreement with Idaho Mutaul Trust stipulates a payment of $3,500 per loan

Note 7: The Company expects to incur print, radio and TV ads annually.

Note 8: The Company will incur costs for its annual accounting audit and costs for legal review of Company operations.

Note 9: In the event the Manager or its affiliates extend loans to the Company to pay for operating expenses or start up costs, the Company will use Net Profits to repay the loan. Upon loan repayment, Net profits will be allocated 80% to investors and 20% to the manager, provided that the investors earn a minimum of 5%.

Note 10: Class AAA earnings are 80% of Net Profit provided a minimum 5% is earned. Class AAA would be allocated 100% of Net Profits if the Class AAA earnings were less than 5% for the year. In the Minimum Raise proforma above, the 5% threshold for investors is not met; therefore Class AAA gets 100% of the profits and the Managers get 0%. In the Mid-tier and Maximum raise examples, the 5% threshold for investors is met and therefore profits are split 80%/20%.

Note 11 The Company cannot accurately predict the actual loan losses, if any, that may be incurred on loans it funds.The accumulated loan loss reserve is an arbitrary calculation. Actual loan losses may be greater or less than the reserve. Investor return will be negatively impacted if actual loan losses exceed the reserve. If the loan portfolio performs at a level where there is excess available cash in the loan loss reserve, then all investors will receive pro-rata distributions of the excess cash which will positively effect investor return. Please also see Risk Factor #12 in the CIrcular Offering.

		Minimum Raise	Mid tier Raise	Maximum Raise
		Base Proforma	**Base Proforma**	**Base Proforma**
New Fundings (Note 1)		$ 1,225,000	$ 5,600,000	$ 11,900,000
Avg Outstanding (Note 2)		$612,500	$2,800,000	$5,950,000
Number of loans (note 1)		7.00	32.00	68.00
Gross Interest Income (Note 3)	9.00%	$55,125	$252,000	$535,500
Loan Loss Reserve Allocation	0.625%	($3,828)	($17,500)	($37,188)
Effective Gross Interest Income	8.375%	$51,297	$234,500	$498,313
Misc Fees (note 4)	$ 800	$5,600	$25,600	$54,400
Loan Fees (Note 4)	2.50%	$30,625	$140,000	$297,500
Effective Gross Revenue		$87,522	$400,100	$850,213
Interest Expense (Note 5)	4.25%	($4,781)	($12,750)	($40,375)

Loan Processing Cost (Note 6)	$ 3,500	($24,500)	($112,000)	($238,000)
Advertising/Marketing (Note 7)		($10,000)	($20,000)	($40,000)
Accounting/legal (Note 8)		($15,000)	($25,000)	($35,000)
Miscellaneous		($6,500)	($6,500)	($6,500)
Total Operating Expenses		($60,781)	($176,250)	($359,875)
Net Profit (Note 9)		**$26,741**	**$223,850**	**$490,338**
Class AAA Earnings (note 10*)	**80%**	**$25,000**	**$179,080**	**$392,270**
Accumulated Loan Loss Reserve Cash from above		$3,828	$17,500	$41,016
Loan Loss as % of Portfolio Outstanding Balance		0.63%	0.63%	0.69%
Equity Analysis				
Raised		**$500,000**	**$2,500,000**	**$5,000,000**
Equity Invested dollars		**$500,000**	**$2,500,000**	**$5,000,000**
Equity yield		**5.00%**	**7.16%**	**7.85%**
Equity Cash Payout		**$25,000**	**$179,080**	**$392,270**
Equity Yield add-back Loan Loss Reserve Cash		**5.77%**	**7.86%**	**8.59%**

Note 1: The average loan is projected to be $175,000 and the average loan life is projected to be 6 months. The company expects to be able to lend its capital twice in a year. For example, the company can make 3 loans totaling $525,000 on January 1 and expect to be paid back by June. It would then make 3 more loans in July for $525,000 which would pay back in December.

Note 2: The Company will utilize a line of credit from a financial institution to provide additional capital for loan funding needs. Therefore the total average outstanding is larger than the capital raised.

Note 3: The Company expects to charge 7% - 9% on its loans.

Note 4: The Company expects to charge document and escrow fees to borrowers totaling $800 per loan and loan fees of 2.5%

Note 5: The Company expects its interest rate on its line of credit to be Prime +1.0%.

Note 6: The Company's Loan Servicing Agreement with Idaho Mutual Trust stipulates a payment of $3,500 per loan

Note 7: The Company expects to incur print, radio and TV ads annually and may incur register broker dealer fees.

Note 8: The Company will incur costs for its annual accounting audit and costs for legal review of Company operations.

Note 9: In the event the Manager or its affiliates extend loans to the Company to pay for operating expenses or start up costs, the Company will use Net Profits to repay the loan. Upon loan repayment, Net profits will be allocated 80% to investors and 20% to the manager, provided that the investors earn a minimum of 5%.

Note 10: Class AAA earnings are 80% of Net Profit provided a minimum 5% is earned. Class AAA would be allocated 100% of Net Profits if the Class AAA earnings were less than 5% for the year. For example, in the $500,000 minimu raise case the Class gets the first $25,000 in net profits (5%), and the Manager would get any portion of the next $6,125 in net profits.

PART III
EXHIBITS

SCOTT A. TSCHIRGI, CHARTERED
209 WEST MAIN STREET
BOISE, IDAHO 83702
PHONE: 208-287-8200 | FAX: 208-287-8202

SCOTT A. TSCHIRGI
JAYNE T. DAVIS*
*ALSO LICENSED IN OREGON

SCOTT A. TSCHIRGI
DIRECT DIAL: 208-287-5554
EMAIL: SAT@SATCHARTERED.COM

March 12, 2012

SEC Headquarters
100 F Street, NE
Washington, DC 20549

RE: Legal Opinion regarding Idaho Mutual Trust Community Finance Co-op, LLC, a Delaware limited liability company.

Ladies and Gentleman:

This firm represents Idaho Mutual Trust Community Finance Co-op, LLC, a Delaware limited liability company (the "Company"). We are of the opinion as follows:

1. The Company has been dually formed and is a validly existing limited liability company in good standing under the laws of the state of Delaware.

2. The Company has the requisite power to own its property and assets and to conduct its business as it is currently being conducted, and to the best of our knowledge is, or will be, qualified to do business and is in good standing in each jurisdiction in the United State in which ownership of its property or the conduct of its business requires such qualification.

3. The Company's Operating Agreement dated August 23, 2011 ("Operating Agreement") authorizes the Company to issue 5 million (5,000,000) Class AAA Membership Units, without par value. The rights, preferences, and privileges of the Class AAA Membership Units are as stated in the Company's Operating Agreement.

4. When the Company has received the entire purchase price, the Class AAA Membership Units will be legally issued, fully-paid and non assessable.

Very truly yours,

Scott A. Tschirgi